Jefferson
Bankshares, Inc.                                                            NEWS

123 EAST MAIN STREET, CHARLOTTESVILLE, VA 22902


CONTACTS: Donald W. Fulton, Jr.                      Maria Weisensee
          Vice-President-Investor Relations          Georgeson & Company, Inc.
          804-972-1115                               212-440-9847


                                  For Release: Immediate
                                               November 8, 1996

                      Jefferson Bankshares, Inc. Announces
                          Final Results of Tender Offer

Charlottesville, VA ... Jefferson Bankshares, Inc. (NASDAQ NMS: JBNK) announced today the final results of the Modified Dutch Auction Tender Offer that it began September 26, 1996. The tender offer expired at 5:00 p.m. New York City time, Friday, November 1, 1996. Jefferson purchased 1,235,690 shares of its common stock, or 99 percent of the 1,250,000 shares it sought to purchase, at a price of $28 per share. The Depositary for the offer, the Bank of New York, will begin issuing payment today, November 8, 1996, for shares purchased under the tender offer. Goldman, Sachs & Co. acted as the Dealer Managers for the tender offer.

     At September 30, 1996, Jefferson had 15.1 million shares of common stock outstanding. Shares tendered represent approximately 8.2 percent of the shares outstanding. Following the purchase, Jefferson will have approximately 13.9 million shares outstanding.

     Jefferson Bankshares, Inc. is a bank holding company based in Charlottesville, Virginia and has approximately $2.1 billion in total assets. Its subsidiary bank, Jefferson National Bank, has 95 banking offices covering a significant portion of Virginia.